GROUPE
CLARINS

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C 20549
USA




06015103


PROCESSING
SECTION
RECEIVED
JUL 11 2006
152
SEC MAIL
WASH. D.C.

RE : Clarins File N° 82-02960

SUPPL

June 30, 2006

Dear Sirs,

Enclosed is a copy of **The License agreement concluded between Azzaro Perfumes and Porsche Design** submitted to you in order to maintain our exemption pursuant to Rule 12g3-2 under the Securities Exchange Act of 1934. We also confirm that the Schedule of Information included in our initial submission has not changed.

Yours truly,

PROCESSED
JUL 14 2006
THOMSON FINANCIAL

Pankaj CHANDARANA
Head of Investor Relations

GROUPE
CLARINS

Neuilly-sur-Seine/Stuttgart
30 June, 2006

AZZARO PERFUMES CONCLUDED A LICENSE AGREEMENT WITH PORSCHE DESIGN

The Porsche Design Group (Porsche Lizenz- und Handelsgesellschaft mbH & Co. KG) and the French based company **Azzaro Perfumes**, a 100% subsidiary of the Clarins Group, have signed a long-term partnership agreement for the exclusive creation and distribution of prestige men's fragrances bearing the "Porsche Design" brand, to be sold through the network of the Clarins Group. It is expected that the first fragrance will be launched beginning of 2008.

"Our new fragrance line for men will strengthen our luxury product portfolio and is therefore an important step for our brand. The Clarins Group has a longstanding knowledge in creating high-quality fragrances which sets the ideal stage for a partnership with Porsche Design," stated **Dr. Siegmund Rudigier, President & CEO of the Porsche Design Group.**

Gerard Delcour, President of Azzaro Perfumes: "The strong emotional brand values of Porsche Design as well as the expertise of the Porsche Design Studio are the ideal platform for the launch of new fragrances: clear and linear shapes, finest traditional aspects of perfumery together with the modern technology of the packaging will allow us to join and enhance the life style of Porsche Design."

Azzaro Perfumes already have a prominent position in the men's segment with their two flagship fragrances: *Azzaro Pour Homme* and *Chrome*.
Benefiting from the expertise of Clarins Laboratories, Azzaro Perfumes expanded into care products and now propose a complete range of men's products associated with its major fragrance lines.

Porsche Design was founded in 1972 by Professor Ferdinand Alexander Porsche, grandson of the car company's founder and designer of the Porsche 911.
Porsche Design is a truly masculine brand and fascinates through technical innovation, authenticity and timelessness. The brand offers classic men's accessories and is currently extending its range to include fashion, sport, furniture and electronic products.
Azzaro Perfumes will join Porsche Design's other licence partners (Ferragamo, Belfe, Faber-Castell, Eterna, Mantero, Adidas...) to boost this development.

Porsche Design is pursuing an exclusive and selective distribution concept in line with its market position. Distributing its products through multibrands points of sale, the Group also opens its own boutiques under the Porsche Design banner in major cities and some airports.

Investor Relations Department - www.clarins-finance.com
Tel. : +33 1 46 41 41 25 - Fax : +33 1 45 00 35 88 – E-mail : finance@clarins.net


NP

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